Exhibit 6.3

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”), is made and entered into as of the date of the last signature shown on the signature page hereof (the “Effective Date”), by and between Rich Uncles NNN Operating Partnership, LP, a Delaware limited partnership (“Purchaser”) and Agree Fort Worth TX LLC, a Delaware limited liability company (“Seller”).

RECITALS:

A.         Seller is the owner of certain real property located at 6500 Old Denton Road, Fort Worth, Texas 76131, as more particularly described on Exhibit “A” attached hereto and hereinafter referred to as the “Real Estate” and the building thereon leased to 24 Hour Fitness USA, Inc, a California corporation (the “Tenant”), pursuant to that certain Lease Agreement dated March 29, 2006 (the “Lease”).

B.          Seller desires to sell and Purchaser desires to purchase the Real Estate and all improvements located thereon, all in accordance with and subject to the terms and conditions hereinafter set forth.

CONSIDERATION AND AGREEMENT:

IN CONSIDERATION of the mutual covenants and agreements herein contained and of the benefits to be derived here from, receipt whereof is hereby severally acknowledged, Seller and Purchaser hereby agree as follows:

1.          Offer. Purchaser hereby offers and agrees to purchase the Real Estate, together with all leasehold interests and all improvements thereon and appurtenances thereto, if any, including all right, title and interest of Seller in any street, road or avenue in front of or adjoining the Real Estate, or any part thereof, and including all of Seller’s right, title and interest, if any, in all fixtures, equipment, machinery and other personal property of every kind, description and nature whatsoever owned by Seller and located in or affixed to the Real Estate and the use of appurtenant easements, including, without limitation, any heating, lighting, incinerating, refrigerating, ventilating, air-conditioning, air-cooling, plumbing, cleaning and power equipment and apparatus, gas, water and electrical equipment, engines, motors, tanks, pumps, partitions, conduits, ducts, compressors and all furniture and fixtures and furnishings owned by Seller, if any, and all leases, licenses, occupancy agreements and other permissions to occupy the Real Estate and the right to receive rentals thereunder for periods following the Closing Date and all of Seller’s interest, if any, in any assignable contracts and agreements relating to the maintenance or operation of the Real Estate, all transferable occupancy certificates, permits and other license and permits related to the operation of the land held by Seller, if any, and all unexpired transferable guaranties and warranties given, made or issued by any contractors, subcontractors, suppliers, manufacturers and installers related to the land and the improvements located thereon (all of the foregoing is sometimes hereinafter referred to as the “Subject Premises”).

2.          Acceptance. Seller, by signature and delivery of a fully executed counterpart of this Agreement, accepts the said Offer of the Purchaser. Such Offer and Acceptance are subject to and in accordance with the terms and conditions hereinafter set forth.

3.           Purchase Price. The Purchase Price for the Subject Premises shall be Twelve Million Three Hundred Seventy-Five Thousand and 00/100 Dollars ($12,375,000.00), and payable as follows:

A.           Deposit. Within three (3) days after the Effective Date, Purchaser shall deposit in escrow with First American Title Insurance Company, whose address is 300 E. Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304 (“Escrow Agent”), an earnest money deposit in the amount of Two Hundred Fifty Thousand and 00/100 ($250,000.00) Dollars, which sum shall be held in an interest bearing escrow account (provided Purchaser executes and delivers all documentation required by Escrow Agent for establishment of an interest bearing account) and delivered to Purchaser or Seller, as the circumstances may warrant, under the terms of this Agreement (the “Deposit”). In the event that Purchaser elects to proceed with this transaction following the expiration date of the “Inspection Period” (as defined in Section 7 hereof), then, the Deposit shall be deemed to be non-refundable and applicable to the Purchase Price to be paid at Closing except as otherwise set forth in this Agreement. All interest earned on the Deposit shall be a part of the Deposit for all purposes of this Agreement.

B.           Balance. The balance of the Purchase Price shall be paid, plus or minus closing adjustments, as the case may be, to Seller at Closing, in exchange for a Special Warranty Deed conveying title to Purchaser in the condition required hereunder.

4.           Evidence of Title.

A.           As evidence of title, as soon as possible after the date of this Agreement, Seller agrees to obtain a Commitment (the “Title Commitment”) for an A.L.T.A. fee owner’s policy of title insurance to be marked up for Purchaser at Closing (with a final policy issued as soon as possible thereafter), in the amount of the Purchase Price and without standard exceptions (provided that Purchaser may elect to deliver any survey necessary to remove the standard exceptions relating to survey matters or such standard exceptions shall remain) which Title Commitment shall be issued by Escrow Agent, in its capacity as title agent (in such capacity, the “Title Company”), the same to bear a date later than the date hereof. In addition, Seller shall provide Purchaser with copies of any existing survey of the Subject Premises in Seller’s possession, if any (the “Existing Survey”). Seller shall, at the time of Closing, order a Policy of Title Insurance from the Title Company in the form required hereunder for delivery to Purchaser as soon thereafter as possible. The cost for the Title Commitment and all costs other than the base premium for the Title Policy to be issued in accordance with the terms of the Title Commitment shall be paid by Purchaser; provided, however, Seller shall be responsible for the payment of the base premium for the issuance of the Title Policy. Purchaser shall be solely responsible for payment of the cost of any tax report/certificate, and any and all endorsements requested from the Title Company requested by Purchaser. Purchaser shall also be solely responsible for any and all costs associated with obtaining any updates to the Existing Survey or obtaining a new survey (the “New Survey”) of the Subject Premises. Purchaser shall have twenty-one (21) days after the Effective Date to obtain the New Survey if Purchaser elects to obtain a New Survey.

B.           Within seven (7) business days following Purchaser’s receipt of the Title Commitment and the New Survey (so long as the New Survey is timely procured) (“Title Review Period”), Purchaser may deliver written notice to Seller disapproving the Title Commitment and/or New Survey specifying those matters which are disapproved by Purchaser (“Purchaser’s Title Notice”). Seller shall have five (5) business days from receipt of Purchaser’s Title Notice, either (1) to remedy the title, or (2) to obtain affirmative title insurance over Purchaser’s objections in form reasonably acceptable to Purchaser, or (3) to refund the Deposit in full termination of this Agreement if unable or unwilling to remedy the title or obtain the affirmative title insurance; provided, that Purchaser may elect to waive such defects and proceed with the transaction subject thereto. Seller shall have the obligation to remove any monetary lien encumbering the Subject Premises caused by Seller’s voluntary acts and to remove or bond over any construction liens encumbering the Subject Premises (collectively, “Monetary Liens”). If Seller remedies the title or shall obtain such affirmative title insurance within the time specified, Purchaser agrees to complete the sale within ten (10) days of written notification from Seller thereof but no sooner than the Closing Date hereinafter specified. If the Seller is unable or unwilling to remedy the title or obtain affirmative title insurance within the time specified, then the Deposit shall be refunded forthwith in full termination of this Agreement. If Seller notifies Purchaser that Seller is unable or unwilling to remedy a title defect, then, Purchaser shall have until the later of (i) five (5) days after receipt of such notice, or (ii) the last day of the Inspection Period, to terminate this Agreement or to waive such defect(s) and proceed to closing and in the event that Purchaser fails to terminate this Agreement within such time period, then, such defect(s) shall be deemed waived by Purchaser. If objection to title is not made by Purchaser within the Title Review Period, Purchaser shall be deemed to have waived any matter or alleged defect(s) appearing in the Title Commitment (except for Monetary Liens) and/or on an accurate survey of the Subject Premises. To the extent that Seller fails to remove any Monetary Liens prior to or at Closing, Purchaser shall have the right to offset the amount of such Monetary Liens against the Purchase Price otherwise payable hereunder. All matters set forth in the Title Commitment to which Purchaser does not timely object or which objection is otherwise waived by Purchaser shall be deemed to be “Permitted Exceptions.”

5.           Possession. Exclusive possession of the Subject Premises shall be delivered to Purchaser at the time of Closing, subject to the Permitted Exceptions and subject to the rights of the Tenant pursuant to the terms of the Lease.

6.           Representations and Warranties. Seller represents and warrants unto Purchaser, as of the date hereof and as of the date of Closing, each of which is being relied upon by Purchaser, as follows:

A.           Seller has been duly formed and is validly existing in good standing, and the party executing this Agreement on behalf of Seller has the full power and authority to enter into and perform this Agreement on behalf of Seller. Seller has the full capacity, right, power and authority to execute, deliver and perform this Agreement and all documents to be executed by Seller pursuant to it and all required actions and approvals therefor have been duly taken and obtained. Seller is not a party to any agreement that would preclude or restrict Seller’s obligation to perform under the terms of this Agreement.

B.           Except for the Lease and any Permitted Exceptions, and except as otherwise set forth on Exhibit “B” (the “Disclosure Schedule”), Seller has not entered into any other leases, contracts, or other agreements affecting the Subject Premises that would be binding upon Purchaser at Closing. All amounts due and payable by Seller as of the Effective Date under the contracts and agreements listed on the Disclosure Schedule (the “Contracts”) have been paid and Seller has not received any written notice of default under any of the Contract nor, to Seller’s knowledge, are any parties in default under any of the Contracts.

C.           Seller is not a “foreign person” as defined in §1445(f)(3) of the Internal Revenue Code and regulations promulgated thereunder, which Seller shall so certify at Closing.

D.           Except as described in this Agreement, the Lease has not been amended or modified in any respect, Seller has not entered into any side agreements with the Tenant that would be binding upon Purchaser, to the best of Seller’s actual knowledge, the Lease is in full force and effect, and Seller has no actual knowledge of any material uncured defaults by either party under the Lease.

E.           Seller has not received any written notice of any uncured violation of any building code, zoning ordinance, licensing law, or any other municipal or governmental law, code, or ordinance affecting the Subject Premises.

F.           To Seller's actual knowledge and except as may be disclosed by any environmental report(s) delivered to Purchaser, the Subject Premises has not been used for the purpose of disposal of, refining, generating, manufacturing, producing, storing, handling, treating, transferring, releasing, processing or transporting any hazardous waste or hazardous substance, as such terms are defined in current state and Federal environmental laws.

G.           Except as set forth on the Disclosure Schedule, the Tenant does not have a right of first refusal or other option to purchase the Subject Premises under the Lease.

H.           Seller has not been served with any actions, suits or other proceedings which are now pending against the Property or against Seller pertaining to the Property nor, to Seller’s actual knowledge, are any such actions, suits or other proceedings threatened against the Property or Seller pertaining to the Property.

As used herein, the term “Seller’s actual knowledge” or words of similar import shall mean only the actual, unimputed knowledge of Laith Hermiz (the “Designated Representative”). Purchaser hereby unconditionally and irrevocably waives any claim against the Designated Representative of Seller relating to or arising out of this Agreement, which waiver shall survive the Closing or earlier termination of this Agreement. If, prior to Closing, a representation or warranty of Seller in this Agreement is or becomes materially untrue, then Seller shall promptly give written notice of such materially untrue representation or warranty to Purchaser. If, prior to Closing, upon Seller’s notice or otherwise, Purchaser has actual knowledge of the untruth or inaccuracy of, or facts or circumstances that would change materially, any representation or warranty of Seller in this Agreement and that would constitute a material adverse change in the Subject Premises or its future use or operation, then Purchaser shall have the option of (i) waiving such breach of representation or warranty and complete its purchase of the Subject Premises pursuant to this Agreement; or (ii) terminating this Agreement and receiving a refund of the Deposit and, notwithstanding the limitations set forth in Section 14 below, reimbursement of its out-of-pocket costs actually incurred by Purchaser in connection with this Agreement and the purchase of the Property, including its due diligence costs and its attorneys’ fees not to exceed a total of Thirty-Five Thousand and 00/100 ($35,000.00) Dollars (“Pursuit Costs”). If Purchaser does not send written notice to Seller within five (5) days following receipt of such notice from Seller or otherwise determining that the representation or warranty is untrue, Purchaser shall be deemed to have elected to proceed under subsection (i) above. To the extent that Purchaser has knowledge of any untrue or inaccurate representation or warranty, but elects to close on its acquisition of the Subject Premises, Purchaser shall be deemed to have waived and released all claims related thereto. Purchaser’s claims with respect to a breach of Seller’s representations and warranties in this Section 6 shall survive the Closing for a period of twelve (12) months and if suit is not filed within such twelve (12) month period, all claims shall be deemed waived. Notwithstanding anything contained in this Agreement to the contrary, in no event shall Purchaser be entitled to pursue a claim against Seller for a breach of representation or warranty unless and until Purchaser has incurred actual damages in excess of Twenty-Five Thousand and 00/100 ($25,000.00) Dollars and only then for damages in excess of such amount and in no event shall Seller be liable to Purchaser for amounts in excess of Two Hundred Fifty Thousand ($250,000) Dollars.

7.           Inspection Period.

A.           Purchaser and its agents shall have thirty (30) days following the Effective Date (the “Inspection Period”) to inspect or cause to be inspected all aspects of the physical and economic condition of the Subject Premises, to review the Lease, to interview the Tenant and to complete all other due diligence investigations that Purchaser may elect in its discretion in accordance with the terms and conditions of this Agreement and expressly subject to the rights of Tenant under the Lease. Purchaser may conduct such environmental audits as Purchaser elects, provided that Purchaser may not perform a Phase II environmental audit, nor any other invasive test, upon the Subject Premises without the consent of Seller, which consent shall not be unreasonably withheld so long as Seller has received and reviewed the names and qualifications of the parties performing such audits and tests, such parties are qualified, experienced, and have good reputations, Seller has approved the methodology proposed for such tests and, in the case of a Phase II environmental audit, the audit would reasonably be required as a result of the findings set forth in any Phase I environmental audit performed by Purchaser. Access to the Subject Premises shall be freely available to Purchaser and its agents subject to the terms of this Agreement. If Purchaser is not satisfied in its sole and exclusive discretion with the results of such inspections, or with the Lease or with any other aspect of the Property or this transaction for any reason or no reason at all, Purchaser in its sole discretion may rescind this transaction by sending written notice to Seller, which notice must be received by Seller prior to the expiration date of the Inspection Period and Purchaser shall thereupon receive a refund of the Deposit. If Purchaser has not elected to terminate this Agreement prior to the expiration of the Inspection Period, then Purchaser’s right to terminate this Agreement under this Section 7 will be void and Purchaser will be deemed to have waived its Inspection Period contingency under this Section 7.

B.           Within three (3) days following the Effective Date of this Agreement, Seller shall provide Purchaser with each of the due diligence items identified on Exhibit “C” to the extent such items are in Seller’s possession or under its control. In addition, during the Inspection Period, Seller will provide Purchaser with any other document related to the Property which has been prepared on behalf of Seller reasonably requested by Purchaser, to the extent such items are in Seller’s possession or under its control.

8.           Financing Period. In the event Purchaser elects to obtain mortgage financing for Purchaser’s purchase of the Property, Purchaser shall use good faith, diligent efforts to obtain a commitment for mortgage financing on the following terms: loan-to-value not to exceed sixty (60%) percent; loan term not to exceed ten (10) years; and an amortization period not to exceed twenty-five (25) years, on or prior to the date which is fifteen (15) days after the expiration of the Inspection Period (such period, the “Financing Period”), provided that Purchaser shall provide Seller with documentary proof of submission of a loan application and remittance of the required loan application fee within ten (10) days after the Effective Date (the “Application Notice”). Purchaser shall notify Seller of Purchaser’s receipt of a commitment for mortgage financing on terms satisfactory to Purchaser (the “Financing Commitment”) promptly (in no event more than two (2) business days) after Purchaser’s receipt of the Financing Commitment. The Financing Period shall immediately be deemed to have lapsed upon Purchaser’s receipt of the Financing Commitment. In the event that despite Purchaser’s commercially reasonable and good faith efforts, Purchaser is unable to obtain the Financing Commitment on or prior to the expiration of the Financing Period (and for no other reason), then Purchaser may rescind this transaction by delivering written notice to that effect to Seller and Escrow Agent on or before 5:00 p.m. eastern time on the date of expiration of the Financing Period. If Purchaser exercises such right to terminate, this Agreement shall terminate and be of no further force and effect, subject to and except for those provisions which expressly survive this Agreement, and Escrow Agent shall promptly return the Deposit to Purchaser. If Purchaser fails to either timely submit the Application Notice within the ten (10) day period or provide Seller with written notice of termination prior to the expiration of the Financing Period in strict accordance with the notice provisions of this Agreement, then Purchaser’s right to terminate under this Section 8 shall be permanently waived, the Deposit shall be non-refundable, except as expressly provided otherwise in this Agreement, and this Agreement shall remain in full force and effect.

9.           Estoppel Certificate. Following the Effective Date, Seller shall endeavor to furnish Purchaser with an estoppel certificate dated no earlier than thirty (30) days before the anticipated Closing Date from the Tenant (the “Estoppel Certificate”) on Tenant’s standard form, which form shall, at a minimum, provide that the Lease is in full force and effect and has not been modified except as set forth herein and, that confirms Tenant has no charge, lien, or claim of offset under the Lease, that the Tenant has no knowledge of any current Landlord or Tenant default under the Lease and certifying to such other information as prospective Purchaser may reasonably request. In the event Seller has not received the Estoppel Certificate and delivered same to Purchaser by the end of the Inspection Period, then Seller shall have an additional period of thirty (30) days to obtain the estoppel certificate (the “Estoppel Extension Period”) and the “Closing Date” (as hereinafter defined) shall be ten (10) days after the earlier of the date that Seller obtains such Estoppel Certificate or the end of the Estoppel Extension Period but in no event earlier than thirty (30) days following the expiration of the Inspection Period unless such time period is waived by Purchaser. In the event Seller has not received the Estoppel Certificate in the form required hereunder and delivered same to Purchaser by the end of the Estoppel Extension Period, then Purchaser shall have the right, upon sending written notice to Seller within three (3) business days after the end of the Estoppel Extension Period, to terminate this Agreement and in the event Purchaser exercises such right, the Deposit shall be refunded to Purchaser and this Agreement shall be terminated except with respect to those provisions which expressly survive the termination hereof. If Purchaser fails to timely send such notice of termination, the parties shall proceed to Closing and Seller shall have no further obligation to obtain such an Estoppel Certificate. Within five (5) business days following the Effective Date, Purchaser shall provide Seller with the name of Purchaser’s entity to be included on the Estoppel Certificate and any other third parties to be identified in such Estoppel Certificates and in the event Purchaser does not provide such notice, the Estoppel Certificates shall be certified only to Purchaser.

10.         Conditions Precedent to Close.

A.          Condition Precedent to Purchaser Closing. The obligations of Purchaser to consummate the transactions contemplated herein shall be subject to the fulfillment of the following conditions (“Purchaser’s Conditions”), any of which may be waived in writing by Purchaser in its sole and absolute discretion:

(i)          The representations and warranties of Seller made herein shall be true and correct in all material respects.

(ii)         Seller shall have performed its obligations under Section 30 hereof and Seller shall have delivered to the Escrow Holder all the closing documents required of Seller under Section 11 hereof.

(iii)        If requested by Purchaser, Purchaser’s receipt of subordination, non-disturbance and attornment agreements (“SNDAs”) from the Tenant pursuant to the Lease in the controlling form of such Lease, or if there is no such controlling form, in a commercially reasonable form as requested by Purchaser.

(iv)        Purchaser’s receipt of the Estoppel Certificate as provide under Section 9.

(v)         An unconditional and irrevocable agreement by the Title Company to issue the Title Policy.

If any of the Purchaser’s Conditions shall not be satisfied or waived in writing as of the Closing Date, Purchaser shall have the right at Purchaser’s sole discretion and without limiting any other right or remedy of Purchaser, (i) to adjourn the Closing Date to allow Seller additional time to satisfy Purchaser’s Conditions for a period of not more than thirty (30) days, or (ii) provided that Purchaser is not in default under this Agreement, to terminate this Agreement by giving written notice to Seller in which event Purchaser shall receive a return of the Deposit, whereupon neither party shall have any further rights or obligations hereunder except for any provisions of this Agreement that expressly survive termination.

B.           Conditions Precedent to Seller Closing.

(i)          The representations and warranties of Purchaser made herein shall be true and correct in all material respects, Purchaser shall have delivered to the Escrow Holder all of the closing documents required of Purchaser pursuant to Section 11 below.

11.         Closing. Subject to the provisions of Section 9 and Section 10 hereof, Purchaser and Seller shall close this transaction within thirty (30) days following the expiration or waiver date of the Inspection Period (“Closing Date”). The Closing shall take place through an escrow with the Title Company. At the Closing, Seller shall deliver to Purchaser a special warranty deed sufficient to vest title to the Subject Premises in Purchaser (in form substantially similar to Exhibit “D”) subject to: (i) zoning ordinances and other applicable governmental statutes, ordinances, rules and regulations pertaining to the use or operation of the Subject Premises; (ii) the Permitted Exceptions; and (iii) matters that would be shown on an accurate survey of the Subject Premises. In addition, the Purchaser and Seller shall also execute and/or cause to be executed such other documents which are reasonably necessary to close the transaction contemplated herein, including the following:

A.           Seller’s Owner’s Affidavit/Extended Coverage Questionnaire in form reasonably satisfactory to Seller.

B.           Bill of Sale without warranty transferring Seller’s right, title and interest to all personal property owned by Seller and located on the Subject Premises to Purchaser, if any.

C.           Assignment and Assumption of Lease pursuant to which Seller shall assign to Purchaser all of its right, title and interest in the Lease and Purchaser shall assume all of Seller’s obligations thereunder accruing from and after the Closing Date.

D.          Intentionally omitted.

E.           Closing Statement setting forth the adjustments listed in Section 10 hereof.

F.           Non-Foreign Person Affidavit.

G.           Tenant Letter (in form substantially similar to Exhibit “E”) signed by the Seller indicating that the Subject Premises has been sold to Purchaser and directing that all future rental payments be sent to Purchaser.

H.           General Assignment of intangibles, Contracts, and other components of the Subject Premises not otherwise transferred hereunder, if required.

12.         Closing Adjustments. The following shall be apportioned on the Closing Statement against sums due Seller at Closing:

A.          Purchaser acknowledges and agrees that the Tenant pays the real estate and personal property taxes and assessments directly to the taxing authority and accordingly, Purchaser shall acquire the Subject Premises subject to any unpaid real and personal property taxes and in no event shall Seller be responsible for providing Purchaser with any credit towards the real and personal property taxes including, without limitation, any outstanding special assessments.

B.           Current rents shall be prorated and adjusted as of the Closing Date, with Purchaser being credited for rents on the date of Closing. Purchaser shall receive a credit at Closing for all prepaid rents relating to periods from and after the Closing Date. As to rent or other charges arrearages, to the extent that Seller is owed any of such rent or other charges, no adjustment shall be made at Closing, but Purchaser shall deliver to Seller any such amounts owed to Seller when collected, it being acknowledged that monies received by Purchaser from Tenant after Closing shall be allocated first, to current rents and other current charges due to Purchaser and then to any arrearage due to Seller.

C.           Seller shall receive a credit from Purchaser for any prepaid operating expenses paid by Seller prior to Closing which relate to periods on or after the Closing Date. Purchaser shall receive a credit from Seller for any operating expenses to be paid by Purchaser after the Closing Date to the extent that such operating expenses relate to periods prior to the Closing Date.

D.          Purchaser shall pay the State and County transfer taxes due upon Closing or required to be paid upon recording of the special warranty deed and any local transfer taxes determined by municipal ordinance due upon Closing or required to be paid upon recording of the special warranty deed.

E.           Any Tenant security deposit shall be assumed by Purchaser with credit therefor to Purchaser at Closing. Any utility security deposit paid by Seller shall be assumed by Purchaser and with a credit therefor to Seller at Closing.

F.           Seller and Purchaser shall share equally (50%/50%) in any escrow or closing fees charged by the Title Company.

The provisions of this Section 12 shall survive Closing.

13.         Condemnation/Casualty. In the event that notice of any other action, suit or proceeding shall be given prior to the Closing Date for the purpose of condemning any material part of the Subject Premises or in the event that a material casualty occurs at the Subject Premises, then Purchaser shall have the right to terminate its obligations hereunder within ten (10) days after receiving written notice of such condemnation proceeding from Seller or receiving notice from Seller identifying such material casualty, as the case may be, and upon such termination, the proceeds resulting from such condemnation or casualty, as the case may be, shall be paid to Seller, and Purchaser shall thereupon receive a refund of the Deposit and be relieved of any and all liability hereunder. In the event Purchaser shall not elect to terminate its obligations hereunder, the proceeds of such condemnation or casualty, as the case may be, shall be assigned and belong to Purchaser as of Closing and Purchaser shall receive a credit for any insurance deductible required to be paid by Purchaser. For purposes of this Section 13, a “material casualty” shall be deemed to be a casualty which results in repair and/or restoration costs to the Subject Premises in excess of Five Hundred Thousand and 00/100 ($500,000.00) Dollars or which permits Tenant to terminate the Lease. In the event of any casualty that does not result in a termination, Purchaser shall receive a credit at Closing in the amount of any deductible under the casualty insurance carried by Purchaser.

14.         Deposit as Liquidated Damages. The Deposit shall be held by Escrow Agent and applied at Closing when the transaction is consummated or otherwise applied in accordance with the terms hereof. In the event of a default by Purchaser hereunder, Seller shall be entitled to the Deposit as liquidated damages as its sole and exclusive legal and equitable remedy; provided, however, that in addition thereto, Purchaser shall be solely responsible for all of its indemnification obligations under this Agreement. In the event of a default by Seller hereunder, Purchaser shall have the right to terminate this Agreement and shall be entitled to (i) a return of the Deposit and, in the event Seller has conveyed the Property to a third party only, reimbursement of its Pursuit Costs, or (ii) or seek specific performance of this Agreement, provided such specific performance action is brought within ninety (90) days after the date Seller defaults under the terms of this Agreement, as its sole and exclusive remedies. In the event an action for specific performance has not been filed within such ninety (90) day period, Purchaser shall be deemed to have elected to terminate this Agreement and be entitled to a return of the Deposit as its remedy for Seller’s default hereunder. Notwithstanding anything contained herein to the contrary, in the event an action is brought to enforce the terms of this Agreement, the non-prevailing party shall reimburse the prevailing party for its reasonable attorneys’ fees, court costs and legal expenses incurred in such action.

15.         Access to Subject Premises.

A.           All physical inspections of the Subject Premises conducted by Purchaser or its employees, agents, independent contractors or consultants (collectively, the “Purchaser’s Agents”) shall be performed in a manner that shall not interfere with the ongoing use of the Subject Premises by the Seller or Tenant, which physical inspections shall be as discreet and unobtrusive as possible, and which shall be made only upon at least forty-eight (48) hours prior written notice to Seller, and Purchaser shall promptly return the Subject Premises to substantially its original condition upon completion of such inspections and tests, on an ongoing basis, and shall repair any and all damage to the Subject Premises caused by the Purchaser or Purchaser’s agents. All meetings or telephone conferences with the Tenant shall be conducted with Seller’s representatives present if Seller so elects. Prior to entering the Subject Premises, Purchaser shall obtain and deliver to Seller an insurance certificate evidencing a policy of commercial general public liability insurance, with a broad form contractual liability endorsement covering Purchaser’s indemnification obligations hereunder and with a combined single limit of not less than One Million and 00/100 ($1,000,000.00) Dollars per occurrence for bodily injury and property damage, insuring Seller as an additional insured (and such certificate shall be given to Seller prior to the first entry by Purchaser on the Subject Premises) and which insurance shall be written on an occurrence form. All information obtained by Purchaser in connection with its inspections shall be maintained by Purchaser as confidential.

B.           In the event Purchaser does not consummate the purchase of the Subject Premises for any reason, Purchaser shall, at its sole cost and expense, restore the Subject Premises as required in Section 13A. hereof and Purchaser shall deliver to Seller copies of all surveys, environmental reports, engineering reports and other documents obtained by Purchaser pertaining to the Subject Premises (but not Purchaser’s internal working papers and documents) (each a “report”), including any information or document, furnished to Purchaser by Seller, at no cost to Seller and without any representation or warranty of any kind, expressed or implied. Delivery of such reports shall be subject to the rights of the preparer of any such report and Purchaser shall not be required to deliver any such report if the written contract which Purchaser enter into with the consultant who prepared such report specifically forbids the dissemination of the report to others. Seller shall rely on such reports at its own risk. Purchaser shall indemnify, defend (with legal counsel reasonably satisfactory to Seller) and hold Seller harmless from and against any and all liability, loss, cost, expense or damage caused to or incurred by Seller as a result of any acts or omissions of Purchaser or Purchaser’s Agents, in connection with such inspections of and entry on the Subject Premises, other than mere discovery of any preexisting condition (including without limitation, the presence of any hazardous materials) located in, under, on or adjacent to the Subject Premises. The indemnity obligations of Purchaser under this Section 15.B shall survive the termination of this Agreement.

16.         Broker. Except with respect to CBRE (the “Seller’s Broker”), whose commission shall be paid by Seller pursuant to a separate agreement entered into between the Seller’s Broker and Seller, Purchaser and Seller each represent and warrant to the other party that they have not employed, retained or consulted any other broker, agent or finder in connection with this Agreement or the purchase and sale referenced to herein, and Seller and Purchaser shall indemnify each other and hold each other harmless from and against any claims, demands, causes of actions, debts, liabilities, judgments and damages, including, without limitation, costs and reasonable attorneys’ fees, which may be asserted or recovered against each other as a result of any brokerage fee, commission or any other compensation arising by reason of Seller’s or Purchaser’s breach of this representation and warranty.

17.         Governing Law. This Agreement shall be governed by Texas law.

18.         Binding Effect. This Agreement shall bind the parties hereto, their respective heirs, successors and permitted assigns. Purchaser may not assign its interest hereunder without Seller’s prior written consent, except to an entity controlled and majority owned by Purchaser.

19.         Notices. Any notices, demands or requests required or permitted to be given hereunder must be in writing and shall be deemed to be given (i) when hand delivered, or (ii) one (1) business day after delivery to Federal Express or similar nationally recognized overnight service for next business day delivery, or (iii) three (3) business days after deposit in the U.S. mail first class postage prepaid, or (iv) on the day of transmission, when sent before 6:00 p.m. EST of the intended destination by facsimile or electronic (email) transmission, if such transmission is immediately followed by any of the other methods for giving notice. In all cases notices shall be addressed to the parties at their respective addresses as follows:

If to Purchaser:	Rich Uncles NNN Operating Partnership, LP
3090 Bristol Street, Suite 550
Cosa Mesa, CA 92626
Attn: David A. Perduk
Telephone: (949) 873-6535
Fax: N/A
E-Mail: david@richuncles.com

With a copy to:	Daniel K. Winton
4685 MacArthur Court, Suite 450
Newport Beach, CA 92660
Telephone: (949) 252-0516
Fax: (949) 476-2477
E-Mail: dwinton@wintonlaw.com

If to Seller:	Agree Fort Worth TX LLC
Attn: Danielle Spehar
70 East Long Lake
Bloomfield Hills, Michigan 48304
Telephone: (248) 419-6329
Fax: (248) 737-9110
E-Mail: dspehar@agreerealty.com

With a copy to:	Lowell D. Salesin, Esq.
Honigman LLP
39400 Woodward Avenue, Suite 101
Bloomfield Hills, Michigan 48304-5151
Telephone: (248) 566-8540
Fax: (248) 566-8541
E-Mail: lsalesin@honigman.com

20.         Time for Performance. In the event the last date for performance of any obligation or for giving any notice hereunder falls on a Saturday, Sunday or legal holiday of the state wherein the Real Estate is located, then the time of such period shall be extended to the next day which is not a Saturday, Sunday or legal holiday in such state. Time is of the essence for purposes of this Agreement.

21.         “AS IS.” Except as expressly set forth herein, neither Seller nor its agents, contractors or representatives have made any representations, warranties, promises, covenants, agreements or guarantees of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, concerning or with respect to (a) the nature, quality or condition of the Subject Premises, including, without limitation, the water, soil and geology, (b) the income which may be derived from the Subject Premises, (c) the compliance of or by the Subject Premises or its operation with any laws, rules, ordinances or regulations of any applicable governmental authority or body, (d) the habitability, merchantability or fitness for a particular purpose of the Subject Premises, or (e) any other matter with respect to the Subject Premises and specifically disclaims any representations regarding hazardous waste or materials without limiting the generality of the foregoing. Purchaser acknowledges that it shall have an opportunity to inspect the Subject Premises and Purchaser agrees to take the Subject Premises on an “AS IS” basis.

22.         Confidentiality. Purchaser acknowledges that all information provided by Seller to Purchaser shall be maintained as confidential and shall not be distributed or disclosed by Purchaser to any person or entity other than Purchaser’s employees, consultants, and representatives who need to know such information in connection with Purchaser’s acquisition of the Subject Premises and which representatives agree to hold such information as confidential.

23.         Tax Deferred Exchange (§1031). Seller shall cooperate with Purchaser to the extent that this transaction is part of a tax deferred exchange pursuant to §1031 of the Internal Revenue Code for Purchaser, provided, however that Seller shall not incur any cost, expense, risk or potential liability whatsoever on account thereof. Purchaser shall cooperate with Seller to the extent that this transaction is part of a tax deferred exchange pursuant to §1031 of the Internal Revenue Code for Seller; provided, however, that Purchaser shall not incur any additional cost, expense, risk or potential liability whatsoever on account thereof. No cooperating party shall be required to acquire title to any real property. Any tax deferred exchange shall not extend the Closing Date hereunder.

24.         No Recording. Neither this Agreement nor any memorandum hereof shall be recorded. Any such recording shall be void and of no force or effect.

25.         Use of Headings. The use of headings within this Agreement is for ease of reference and convenience only and shall not be used or construed to limit or enlarge the interpretation of the language hereof or the enforcement of this Agreement.

26.         Modifications. No oral modification hereof shall be binding upon the parties, and any modification shall be in writing and signed by the parties hereto.

27.         Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

28.         Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties hereto relating to the sale and purchase of the Subject Premises. All prior communications concerning the subject matter of this Agreement and the Subject Premises are merged in or replaced by this Agreement.

29.         Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and any signatures to counterparts may be delivered by facsimile or other electronic transmission and shall have the same force and effect as original signatures.

30.         Operation of Subject Premises Before Closing. From the Effective Date until the Closing or sooner termination of this Agreement, Seller shall continue to operate, maintain, repair and insure, or cause to be operated, maintained, repaired and insured, the Subject Premises in a manner consistent with the existing operation, maintenance, and repair of the Subject Premises.

(SIGNATURES ON NEXT PAGE)

WHEREOF, this Purchase Agreement shall be deemed entered into and effective on the last date shown below.

PURCHASER:

Rich Uncles NNN Operating Partnership, LP, a Delaware limited partnership

By:	RW Holdings NNN REIT, INC., a Maryland corporation, its General Partner

By:	/s/ DAVID A. PERDUK
David A. Perduk
Its:	Chief Investment Officer

Date signed by Purchaser: _April 12_, 2019

SELLER:

AGREE FORT WORTH TX LLC,
a Texas limited liability company

By:	/s/LAITH HERMIZ
Laith Hermiz

Its:	Authorized Representative

Date signed by Seller: _ April 16__, 2019

LIST OF EXHIBITS

Exhibit “A”	Legal Description
Exhibit “B”	Disclosure Schedule
Exhibit “C”	Due Diligence Items

EXHIBIT “A”

LEGAL DESCRIPTION

THE LAND REFERRED TO HEREIN BELOW IS SITUATED IN THE COUNTY OF Tarrant, STATE OF TX, AND IS DESCRIBED AS FOLLOWS:

TRACT 1

Being a 4.755 acre tract being all of Lot 4R-1A, Block 1, Western Crossing Addtion, an addtion to the City of Fort Worth as shown on the plat recorded in Cabinet A, Slide 10989, Plat Records, Tarrant County, Texas, Said 4.755 acre tract being more particularly described as follows:

Beginning at a P. K. nail found at the northeast corner of said Lot 4R-1A, at the southeast corner of Lot 3R, Block l as shown on the plat recorded in Cabinet B, Slide, 2166, in the westerly line of Lot 1, Block 1, Western Center Addition, an addition to the City of Fort Worth as shown on the plat recorded in Cabinet A, Slide 7306, said plat records and also being in the westerly line of a 27.13 acre tract described in a deed to the Kinney and Willingham Partnership and recorded in volume 12558, Page 544, Deed Records, Tarrant County, Texas;

Thence S 00 degrees 01 minute 48 seconds W with the easterly line of said Lot 4R-lA, the westerly line of said Lot 1 and the westerly line of said 27.13 acre tract, at 135.14 feet pass an "X" found at the southwest corner of said Lot 1 and continue on with the easterly line of said Lot 4R-1A and the westerly line of said 27.13 acre tract for a total distance of 901.40 feet to a capped 5/8" iron found at the south end of said Lot 4R-1A, in the easterly line of Old Denton Road (an 80 foot wide right of way) and also being the beginning of a curve to the left;

Thence 308.60 feet with the arc of said curve to the left, a westerly line of said Lot 4R-1A and the easterly line of old Denton Road to a capped 5/8” iron set found, Said curve to the left has a radius of 945.00 feet, a central angle of 18 degrees 42 minutes 37 seconds and a long chord which bears N 27 degrees 14 minutes 34 seconds W, 307.23 feet;

Thence N 36 degrees 35 minutes 52 seconds W with a westerly line of said Lot 4R-1A and the easterly line of Old Denton Road, 106.28 feet to a capped 5/8” iron set at the beginning of a curve to the right;

Thence with the arc of said curve to the right, a westerly line of said Lot 4R-1A and the easterly line of old Denton Road, 556.04 feet to an iron found. Said curve to the right has a radius of 865.00 feet, a central angle of 36 degrees 49 minutes 51 seconds and a long chord which bears N 18 degrees 10 minutes 57 seconds W, 546.51 feet;

Thence N 00 degrees 14 minutes 00 seconds E with the westerly line of said Lot 4R-1A and the easterly line of old Denton Road, 25.23 feet to a 5/8" capped iron found at the northwest corner of said Lot 4R-1A and at the southwest corner of Lot 1, Block 1, western Crossing Addition, an addition to the City of Fort Worth as shown on the plat recorded in Cabinet A, Slide 5518, said Plat Records;

Thence S 89 degrees 46 minutes 00 seconds E with the northerly lines of said Lot 4R-1A and the southerly lines of said Lot 1, Block 1, Western Crossing Addition, Lot 2, Block 2, Western Crossing Addition (also recorded in Cabinet A, Slide 5518) and said Lot 3R, 374.91 feet to the point of beginning and containing 4.755 acres or 207,126 square feet.

TRACT 2

Non-exclusive easement estate created pursuant to the Mutual Access Agreement, filed 05/20/02 recorded in Volume 15687, Page 57, Deed Records of Tarrant County, Texas.

EXHIBIT “B”

DISCLOSURE SCHEDULE

[NONE]

1.

EXHIBIT “C”

DUE DILIGENCE ITEMS

1.	The Lease and any other occupancy agreements pertaining to the Property.

2.	Any service contracts pertaining to the Subject Premises to which Seller is a party.

3.	Seller’s title insurance policies and copies of underlying title documents.

4.	All plans including "as built" plans, drawings and specifications.

5.	All structural, seismic, geotechnical and soils assessments or reports performed by or on behalf of Seller.

6.	All Phase I and Phase II environmental reports performed by or on behalf of Seller.

7.	Current certificate of occupancy and all licenses permits and approvals.

8.	All recent tax bills or estimates.

9.	Seller’s ALTA survey(s).

10.	All inspection reports performed by or on behalf of Seller regarding the Subject Premises including roof, HVAC, plumbing, sewer and electrical systems.

11.	All governmental and insurance notices received by Seller regarding the Property.

EXHIBIT “D”

FORM OF WARRANTY DEED

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OF THE FOLLOWING INFORMATION FROM THIS INSTRUMENT BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER'S LICENSE NUMBER.

SPECIAL WARRANTY DEED

THE STATE OF TEXAS	§
	§	KNOW ALL MEN BY THESE PRESENTS:
COUNTY OF [Insert County]	§

THAT the undersigned, [Insert Name of Grantor], a ____________________ (the "Grantor"), whose mailing address is [Insert Street Address], [Insert City],[ Insert State] [Insert Zip Code], Attn: [Insert Name], for and in consideration of the sum of TEN DOLLARS ($10.00), and other good and valuable consideration to the Grantor in hand paid by_____________________, a ____________ ___________ (the "Grantee"), whose mailing address is ________________________________________, the receipt and sufficiency of which is hereby acknowledged, covering the real property described on Exhibit A attached hereto, has, subject to the exceptions hereinafter set forth, GRANTED, SOLD and CONVEYED, and by these presents does GRANT, SELL and CONVEY, unto the Grantee, all that ____________________________________, and located at [Insert Street Address of Property] in the [Insert Name of City][Insert Name of County] County, Texas, as more particularly described in Exhibit A attached hereto and made a part hereof for all purposes (the "Land"); together with all improvements lying and situated on the Land, all easements, hereditaments and appurtenances belonging to or inuring to the benefit of the Grantor and pertaining to the Land, if any, and all right, title and interest of the Grantor in and to any land lying in the bed of any street, road or access way, open or proposed, in front of, at a side of, or adjoining the Land to the centerline thereof (such Land, improvements and other interests being collectively referred to as the "Property").

THIS CONVEYANCE IS MADE by the Grantor and accepted by the Grantee subject to zoning ordinances and other applicable governmental statutes, ordinances, rules and regulations pertaining to the use or operation of the Property; matters that would be shown on an accurate survey of the Property; and those matters described on Exhibit B attached hereto and made a part hereof for all purposes (collectively, the "Permitted Encumbrances").

TO HAVE AND TO HOLD the Property, subject to the Permitted Encumbrances, together with all and singular the rights and appurtenances thereto in anywise belonging unto the said Grantee, its successors, legal representatives and assigns, as the case may be, forever; and the Grantor does hereby bind itself and its successors and assigns, to WARRANT AND FOREVER DEFEND all and singular the Property unto the Grantee, its successors, legal representatives and assigns, against every person whomsoever lawfully claiming, or to claim the same, or any part hereof, by, through or under the Grantor, but not otherwise, except as to the reservations from and exceptions to the Permitted Encumbrances.

WHEN this Deed is executed by more than one (1) person, or when the word Grantor or Grantee is more than one (1) person, this instrument shall read as though pertinent verbs, nouns and pronouns were changed correspondingly, and reference to any gender shall include either gender and in the case of a legal entity other than a natural person, shall include the neuter gender, all as the case may be.

Executed on the date set forth in the Acknowledgment, but to be effective as of ______________________, 2019.

GRANTOR:	[Insert Name of Grantor]

By:
Name:
Title:

Upon recording return the recorded Deed to:

[Insert Name of Grantee]
c/o ____________________________
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626
Attn: Director of Asset Management

[Attached applicable State Jurat]

EXHIBIT A TO SPECIAL WARRANTY DEED

LEGAL DESCRIPTION

[Insert Legal Description]

EXHIBIT B TO SPECIAL WARRANTY DEED

PERMITTED ENCUMBRANCES

1.	[Insert Permitted Encumbrances taken from Title Proforma]

EXHIBIT A

Legal Description

EXHIBIT B

Permitted Encumbrances

EXHIBIT “E”

FORM OF TENANT LETTER

NOTICE TO TENANT

_______________, 20___

Certified Mail
Return Receipt Requested

[Insert Name of Tenant]
[Insert Address of Tenant]

Re: Lease Agreement dated effective ______________, 20____ by and between ___________________, a ____________________, as landlord, and ___________________, as tenant (the “Lease”) pertaining to [Insert Address of Property] (the “Property”)

This is to notify you that [Insert Name of Seller], a ______________________ (“Seller”) has sold its interest in the Property to [Insert Name of Buyer], LLC, a California limited liability company (“New Owner”), and in connection therewith has assigned its interest as landlord under your Lease to New Owner and in connection with such sale Seller has assigned and transferred the Lease to New Owner and New Owner has assumed and agreed to perform all of the landlord’s obligations under the Lease arising after the date hereof

Rent and other payments due New Owner, as landlord under the above-referenced Lease, should be made payable to Rich Uncles, LLC on behalf of New Owner and to deliver such payments to New Owner c/o Rich Uncles, 3090 Bristol Street, Suite 550, Costa Mesa, CA 92626.

For property management issues, please contact Asset Management at (949) 449-2895.

For billing and collection issues, please contact Accounting at (949) 835-4197.

For all other purposes under the Lease, the address for New Owner is c/o Rich Uncles, LLC is 3090 Bristol Street, Suite 550, Costa Mesa, CA 92626 with a telephone number of (949) 873-6535.

The instructions set forth herein are irrevocable and are not subject to modification in any manner except that any successor landlord or lender, so identified by New Owner, may by written notice to you rescind the instructions contained herein.

[Insert Name of Seller], a

By:

Print Name and Title)